

REYETS LLC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD

December 31, 2020

TABLE OF CONTENTS

Balance Sheet

Reyets

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Total Cash and Bank	$2,705.19
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$2,705.19**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$128,290.00
Total Retained Earnings	-$125,584.81
Total Equity	**$2,705.19**

Profit and Loss

Reyets

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	$0.00
Cost of Goods Sold	$0.00
Gross Profit **As a percentage of Total Income**	**$0.00** **0.00%**
Operating Expenses	$8,324.16
Net Profit **As a percentage of Total Income**	**-$8,324.16** **0.00%**

Cash Flow

Reyets

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Purchases	-$8,324.16
Net Cash from Operating Activities	**-$8,324.16**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$3,940.00
Net Cash from Financing Activities	**$3,940.00**

OVERVIEW

Starting Balance	**$7,089.35** As of 2020-01-01
Gross Cash Inflow	$3,940.00
Gross Cash Outflow	$8,324.16
Net Cash Change	**-$4,384.16**
Ending Balance	**$2,705.19** As of 2020-12-31

Reyets LLC
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Preferred Stock		Addtional Paid-in Capital	Retained Earnings (Accumulated Defcit)	Total
	Shares	Amount	Shares	Amounts			
BEGINNING BALANCE	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Contributions	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other comprehensive gain/ (loss)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -
ENDING BALANCE, DECEMBER 31, 2019	$ -	$ -	$ -	$ -	$ -	$ -	$ -

REYETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020

1. Summary of Significant Accounting Policies
The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from January 1, 2020 through December 31, 2020.

Reyets, LLC was incorporated in the State of Virginia on June 30th, 2017.

Reyets has developed a mobile app and software solution designed to protect people from police misconduct and civil rights abuse.

The Company operates on a December 31st year-end.

Fiscal Year
Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

REYETS, LLC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020

1. Summary of Significant Accounting Policies (continued)

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

REYETS, LLC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of January 1, 2020 through December 31, 2020.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ending December 31, 2020.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets, and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations and related disclosures.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment
Property and equipment consisted of the following at December 31, 2020: $ 0

4. Loans Receivable – Related Parties
The Company has not provided loans to related parties of the Company as of December 31, 2020.

REYETS LLC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020

5. Equity

Common Stock and Preferred Stock

Under the articles of incorporation the company was formed as an multi member LLC as such no stocks have been issued.